

August 8, 2018

Ray E. Winborne
Chief Financial Officer
GoDaddy Inc.
14455 N. Hayden Rd
Scottsdale, AZ 85260

      Re: GoDaddy Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 27, 2018
          Form 10-Q for the Quarterly Period Ended March 31, 2018
          Filed May 9, 2018
          File No. 001-36904

Dear Mr. Winborne:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Information Technologies
                             and Services

cc: Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.